Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-237726

May 6, 2020

Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates.

Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533, UBS Securities LLC at 1-888-827-7275, Credit Suisse Securities (USA) LLC at +1-800-221-1037, and China International Capital Corporation Hong Kong Securities Limited at +852-2872-2000. You may also access the Company’s most recent prospectus dated May 4, which is included in Amendment No. 2 to the Company’s registration statement on Form F-1, or Amendment No. 2, as filed with the SEC on May 4, 2020, by visiting EDGAR on the SEC website at: https://www.sec.gov/Archives/edgar/data/1795589/000119312520131717/d805184df1a.htm

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated May 4, 2020. This free writing prospectus reflects the following amendments that were made in Amendment No. 2. All references to page numbers are to page numbers in Amendment No. 2.

Replace the third, fourth and fifth paragraphs under the section headed “Recent Development - Estimated Preliminary Results for the First Quarter of 2020” on page 4 with the following:

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Gross profit and gross profit margin. We estimate that our gross profit for the three months ended March 31, 2020 was not less than RMB62.1 million, as compared to a gross loss of RMB45.1 million for the three months ended March 31, 2019.

We estimate that our gross profit margin for the three months ended March 31, 2020 was not less than 4.6%, as compared to a gross loss margin of 5.3% for the three months ended March 31, 2019.

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Operating loss and operating loss margin. We estimate that our operating loss for the three months ended March 31, 2020 was not more than RMB361.2 million, representing an increase of not more than 40.3% from RMB257.4 million for the three months ended March 31, 2019.

We estimate that our operating loss margin for the three months ended March 31, 2020 was not more than 25.8%, as compared to our operating loss margin of 30.4% for the three months ended March 31, 2019.

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Net loss and net loss margin. We estimate that our net loss for the three months ended March 31, 2020 was not more than RMB383.6 million, representing an increase of not more than 90.5% from RMB201.4 million for the three months ended March 31, 2019. The increase in our net loss was primarily due to our estimated foreign exchange loss in the three months ended March 31, 2020, as compared to our foreign exchange gains recorded in the three months ended March 31, 2019, as a result of the fluctuations of the exchange rates of Renminbi against U.S. dollars.

We estimate that our net loss margin for the three months ended March 31, 2020 was not more than 27.4%, as compared to our net loss margin of 23.8% for the three months ended March 31, 2019. The increase in our net loss margin was primarily due to our estimated foreign exchange loss in the three months ended March 31, 2020, as compared to our foreign exchange gains recorded in the three months ended March 31, 2019, as a result of the fluctuations of the exchange rates of Renminbi against U.S. dollars.